For: B+H Ocean Carriers Ltd.

From: Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Unaudited Results for the Six Month and Second Quarterly Periods Ended June 30, 2007

NEW YORK, NEW YORK, August 15, 2007. . . . B+H Ocean Carriers Ltd. (AMEX: BHO)
today reported unaudited net income of $7.3 million or $1.05 per share basic and diluted for the six months ended June 30, 2007 as compared to unaudited net income of $13.7 million or $1.93 per share basic and $1.87 per share diluted, for the six months ended June 30, 2006. EBITDA for the six months ended June 30, 2007 was $24.1 million as compared to $23.9 million for the comparable period of 2006. Basic earnings per share calculations are based on weighted average shares outstanding of 6,995,999 and 7,082,781 respectively, for the six months ended June 30, 2007 and 2006. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,304,323 for the six months ended June 30, 2006. There were no dilutive securities at June 30, 2007.

The Company reported unaudited net income of $4.3 million or $0.61 per share basic and diluted for the three months ended June 30, 2007, compared to unaudited net income of $4.8 million or $0.67 per share basic and $0.65 per share diluted, for the three months ended June 30, 2006. EBITDA for the three months ended June 30, 2007 was $12.8 million as compared to $10.6 million for the comparable period of 2006. Basic earnings per share calculations are based on weighted average shares outstanding of 7,005,396 and 7,072,107 respectively, for the three months ended June 30, 2007 and 2006. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,293,538 for the three months ended June 30, 2006. There were no dilutive securities at June 30, 2007.

  The following is a discussion of our financial condition and results of operations for the six month and quarterly periods ended June 30, 2007 and 2006.

Six Months ended June 30, 2007 (unaudited) versus June 30, 2006 (unaudited)

Revenues

Revenues increased $10.0 million (22%) in the six months ended June 30, 2007 over the comparable period in 2006. Time-charter equivalent (“TCE”) revenue increased $3.6 million or 9% for the six months ended June 30, 2007 over the six months ended June 30, 2006. TCE revenue represents gross revenue less voyage related expenses (principally fuel and port costs). This measure is used to create comparability between time-charter and voyage revenues. The increase in revenue is mainly due to proportionately more vessels operating under fixed rate voyage charters in the first half of 2007 than in the same 2006 period. Revenue from voyage charters is higher due to the fact that it is recorded at the gross amount, before voyage expenses, which are the owner’s responsibility under a voyage charter. There were 892 voyage days in the six months ended June 30, 2007 as compared with 251 in the six months ended June 30, 2006.

The Company, through wholly-owned subsidiaries, acquired one combination carrier in the first quarter of 2006, one Panamax product tanker in the second quarter of 2006 and one medium range (“MR”) product tanker in June 2007. However, it is important to note that the Company had offhire related to vessel conversions to fully compliant double-hulled vessels of 240 days in the six months ended June 30, 2007. The Company estimates that lost TCE revenue due to offhire for conversion is approximately $4.6 million for the six months ended June 30, 2007.

Other revenue includes $0.5 million earned in respect of a profit sharing arrangement on one vessel that was recorded in the six months ended June 30, 2007. Other revenue of $1.1 million in 2006 was made up of $0.8 million earned in respect of the combination carrier acquired in 2006, in lieu of time-charter revenue, from the January 15, 2006 effective date of the purchase until the closing date and $0.3 million representing settlement proceeds from the Company’s claim against Enron for lost time-charter revenue.

Voyage expenses

Voyage expenses increased by $6.4 million (119%) in the six month period ended June 30, 2007 as compared with the same period of 2006. This increase is due to the fact that there were 251 voyage days in the six months ended June 30, 2006 and 892 voyage days in the same period of 2007. Voyage expenses include port, canal and fuel charges for which the shipowner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter.

Vessel operating expenses

Vessel operating expenses increased $3.2 million from the six month period ended June 30, 2006 to the same period of 2007. The increase is due to the increase in the number of vessels in the fleet, as noted above, including those purchased during the first half of 2006 which were owned for the full six month period in 2007. Operating expenses on a per day basis increased 8% from the first half of 2006 to the first half of 2007. The increase is predominantly crew related expenses and upgrading.

Vessel depreciation and amortization of deferred charges

Vessel depreciation increased $0.8 million and amortization of deferred charges increased $1.7 million for the six month period ended June 30, 2007 as compared to the comparable period of 2006. This increase is due to the acquisition of one vessel in March 2006 and one vessel at the end of June 2006 which are depreciated for the full six months in 2007 and to the cost of converting MR vessels to fully compliant double-hulled vessels. At June 30, 2007, the conversion of two vessels had been completed. The conversion of a third vessel was completed in early July and the three remaining vessels are scheduled for completion in the second half of the year or early 2008.

General and administrative expenses

Consulting, professional and other expenses increased $0.5 million or 22%. The increase is predominantly attributable to increases in legal and consulting fees and to vessel inspection expenses.

Interest expense and interest income

The $1.2 million (25%) increase in interest expense for the six months ended June 30, 2007, as compared to the same period in 2006, is due to the increase in debt comprised of loans obtained in the third and fourth quarters of 2006 and the bonds issued in December 2006. Outstanding debt increased from $170.1 million at June 30, 2006 to $206.9 million at December 31, 2006. Outstanding debt at June 30, 2007 was $186.3 million. In addition, the average daily interest rate for the six months ended June 30, 2006 was 4.84% versus an average daily rate of 5.29% for the six month period ended June 30, 2007. The increase in interest income of $0.8 million is also due to the increase in interest rates. In addition, the average cash balance for the first six months of 2006 was $54.5 million as compared to the average cash balance for the same period of 2007 of $64.2 million.

Equity in income of Nordan OBO II Inc.

Equity in income of Nordan OBO II Inc. of $0.3 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party. Income from the investment decreased $0.4 million from $0.7 million for the six months ended June 30, 2006 due to the fact that the vessel was offhire for approximately 19 days in the second quarter of 2007 as a result of main engine damage which was subject to an insurance claim.

Gain on fair value of interest rate swaps

The Company entered into two interest rate swaps during 2005 which are required to be marked to market through the Consolidated Statements of Operations. The increase in the value of these swaps from January 1, 2007 to June 30, 2007 was $0.2 million.

Loss on fair value of put option contracts

In 2006 and 2007, the Company bought put options to mitigate the risk associated with the possibility of falling time charter rates. These put options do not qualify for special hedge accounting under US GAAP and as such, the aggregate changes in the fair value of these option contracts is reflected in the Company’s Consolidated Statements of Operations. The unrealized loss on the value of the contracts totaled $1.2 million for the six months ended June 30, 2007.

Quarter Ended June 30, 2007 (unaudited) versus June 30, 2006 (unaudited)

Revenues

Revenues from voyage and time charters increased $4.3 million or 18% from the three month period ending June 30, 2006. The increase in revenue is mainly due to proportionately more vessels operating under fixed rate voyage charters in the second quarter of 2007 than in the same 2006 period. There were 463 voyage days in the quarter ended June 30, 2007 as compared with 229 in the quarter ended June 30, 2006. Revenue from voyage charters is higher due to the fact that it is recorded at the gross amount, before voyage expenses, which are the owner’s responsibility under a voyage charter.

The Company had 199 days offhire in the second quarter of 2007 related to conversion of three vessels to fully compliant double-hulled chemical/product tankers, as compared to 72 days of offhire in the second quarter of 2006 related to two special surveys and the conversion of one MR tanker to a double hulled vessel.

Voyage expenses

Voyage expenses for the quarter ended June 30, 2007 increased $1.8 million or 47% from the quarter ended June 30, 2006. The increase is due to there being 463 voyage days in the three month period ended June 30, 2007, whereas there were 229 voyage days during the same 2006 period. Voyage expenses include port, canal and fuel charges for which the shipowner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter.

Vessel depreciation and amortization of deferred charges

Vessel depreciation and amortization of deferred charges increased $0.2 million and $1.0 million, respectively for the quarter ended June 30, 2007 over the same 2006 period. This increase is due to the conversion of MR tankers to fully compliant double-hulled chemical/product tankers and to a vessel acquired at the end of June 2006 which is depreciated for the full quarter in 2007.

Consulting and professional fees and other expenses

Consulting and professional fees and other expenses in the three months ended June 30, 2007 increased $0.3 million from the same 2006 period. The increase is due to increases in legal and consulting fees and to an increase in travel expenses.

Interest expense and interest income

The $0.5 million (20%) increase in interest expense for the quarter ended June 30, 2007, as compared to the same 2006 period, is due to an increase in debt to finance the ship acquired in June 2006, the Company’s 50% interest in Nordan OBO II and the bonds issued in December 2006. Outstanding debt increased from $170.1 million at June 30, 2006 to $206.9 million at December 31, 2006. Outstanding debt at June 30, 2007 was $186.3 million. In addition, the average daily interest rate for the three months ended June 30, 2007 was 5.32% versus an average daily rate of 5.07% for the three month the same 2006 period. The increase in interest income of $0.3 million in the 2007 quarter is due to an increase of $9.7 million in the average cash balance during the three months ended June 30, 2007 versus the same 2006 period.

Equity in income of Nordan OBO II Inc.

Equity in income of Nordan OBO II Inc, which represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party, decreased by $0.4 million. The decrease in income from the investment for the three months ended June 30, 2007 as compared to the same 2006 period due to the fact that the vessel was offhire for approximately 19 days as a result of main engine damage which was subject to an insurance claim.

Gain on fair value of interest rate swaps

The Company entered into two interest rate swaps during 2005 which are required to be marked to market through the statement of income. The increase in the value of these swaps from April 1, 2007 to June 30, 2007 was $0.4 million.

Loss on fair value of put option contracts

In 2006 and 2007, the Company bought put options to mitigate the risk associated with the possibility of falling time charter rates. These put options do not qualify for special hedge accounting under US GAAP and as such, the aggregate changes in the fair value of these option contracts is reflected in the Company’s statement of operations. The unrealized loss on the value of the contracts totaled $0.6 million for the three months ended June 30, 2007.

Liquidity and Capital Resources

Cash at June 30, 2007, amounted to $38.0 million, a decrease of $40.4 million as compared to December 31, 2006. The decrease in the cash balance is attributable to outflows for investing activities of $26.8 million, primarily related to the acquisition of one vessel for cash and to the investment in conversion of vessels to fully compliant double-hulled chemical/product tankers and to outflows from financing activities of $24.1 million, predominantly the payment of long-term debt. These outflows were offset by net inflows from operations of $10.6 million.

During the six months ended June 30, 2007, outflows for financing activities were primarily attributable to payment of mortgage principal and unsecured debt. The OBO acquired under an unsecured financing arrangement was refinanced using mortgage debt in January 2007. In addition, the Company purchased an aggregate of 170,050 shares of common stock for treasury, for an aggregate price of $3.1 million.

During the six months ended June 30, 2007, outflows for investing activities were attributable to the purchase of one MR product tanker for $19.6 million, to vessel conversion costs of $6.1 million and to the investment in put option contracts of $1.4 million. This total was offset by income and dividends from the Company’s investment in Nordan OBO II of $0.4 million, net.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors, combination carriers capable of transporting both wet and dry bulk cargoes, and chemical/product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of seven medium range chemical/product tankers, six combination carriers (OBOs) and a 50% interest in another OBO and two panamax product tankers. Eleven of the vessels are employed under fixed contract employment and the remainder are operating in the spot market.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s 2006 Annual Report on Form 20F and other recent Form 6Ks and press releases, access the Company’s website: www.bhocean.com

Company Contact:  John LeFrere
           917.225.2800

B+H Ocean Carriers Ltd.
Unaudited Consolidated Balance Sheets

	Unaudited	Audited	Unaudited
ASSETS	June 30, 2007	December 31, 2006	June 30, 2006
CURRENT ASSETS:
Cash and cash equivalents	$38,031,491	78,391,028	$39,953,172
Marketable securities	1,106,637	990,105	353,518
Trade accounts receivable, less allowance for doubtful accounts of $120,000 at June 30, 2007 and $229,000 at December 31, 2006 and June 30, 2006	5,921,354	2,532,710	1,686,898
Inventories	3,536,679	2,547,776	2,449,443
Prepaid expenses and other current assets	1,716,935	1,408,999	1,326,567
Total current assets	50,313,096	85,870,618	45,769,598

Vessels, at cost:
Vessels	341,584,529	312,999,593	301,998,582
Less - Accumulated depreciation	(61,325,987)	(51,312,468)	(42,432,792)
	280,258,542	261,687,125	259,565,790

Investment in Nordan OBO II Ltd	10,174,172	10,576,398	12,182,945
Investment in debt securities	5,000,000	5,000,000	-
Other assets	3,024,765	1,070,559	1,435,272
Fair value of derivative asset	1,667,642	2,617,744	1,442,499

Total assets	$350,438,217	$366,822,444	$320,396,104

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$10,425,628	11,457,925	$4,739,908
Accrued liabilities	5,416,306	3,877,579	6,152,147
Accrued interest	919,057	1,090,477	436,690
Current portion of mortgage payable	29,475,000	39,765,472	31,691,000
Deferred income	6,534,334	7,346,190	7,170,726
Other liabilities	202,186	150,711	158,058
Total current liabilities	52,972,511	63,688,354	50,348,529

Unsecured debt	-	23,703,908	32,760,000
Long term debt	131,824,538	118,450,000	105,670,982
Bonds payable	25,000,000	25,000,000	-

Commitments and contingencies	-	-	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 6,991,661, 6,964,745 and 6,982,675 shares
outstanding as of June 30, 2007, December 31, 2006 and June 30, 2006, respectively	75,572	75,572	75,572
Paid-in capital	92,936,201	93,861,215	93,962,034
Retained earnings	56,023,900	48,680,252	43,596,864
Other comprehensive income	258,594	18,183
Treasury stock	(8,653,099)	(6,655,040)	(6,017,877)
Total shareholders' equity	140,641,168	135,980,182	131,616,593
Total liabilities and shareholders' equity	$350,438,217	$366,822,444	$320,396,104

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Operations

	For the six	For the six	For the three	For the three
	months ended	months ended	months ended	months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenues:
Voyage, time and bareboat charter revenues	$55,075,050	$45,055,406	$27,753,375	$23,427,676
Other revenue	544,349	1,081,596	44,887	194,921
Total revenues	55,619,399	46,137,002	27,798,262	23,622,597

Operating expenses:
Voyage expenses	11,851,226	5,416,617	5,529,511	3,752,995
Vessel operating expenses, drydocking and survey costs	18,494,341	15,337,398	8,725,686	8,602,127
Vessel depreciation	7,855,342	7,037,812	3,953,108	3,745,428
Amortization of deferred charges	2,383,249	658,542	1,281,115	277,304
General and administrative:
Management fees to related party	560,876	533,482	280,438	270,741
Consulting and professional fees, and other expenses	2,499,911	2,044,744	1,281,426	973,576
Total operating expenses	43,644,945	31,028,595	21,051,284	17,622,171

Income from vessel operations	11,974,454	15,108,407	6,746,978	6,000,426

Other income (expense):
Equity in income of Nordan OBO II	347,774	753,302	(48,984)	321,492
Interest expense	(5,869,421)	(4,695,244)	(3,097,430)	(2,572,083)
Interest income	1,891,434	1,091,344	851,633	585,639
Gain (loss) on trading marketable securities	13,135	(9,383)	18,815	(134,959)
Gain on fair value of interest rate swap	196,207	1,442,499	434,480	559,470
Loss on fair value of put option contracts	(1,209,935)	-	(632,397)	-
Total other expenses, net	(4,630,806)	(1,417,482)	(2,473,883)	(1,240,441)

Net income	$7,343,648	$13,690,925	$4,273,095	$4,759,985

Basic earnings per common share	$1.05	$1.93	$0.61	$0.67

Diluted earnings per common share	$1.05	$1.87	$0.61	$0.65

Weighted average number of common shares outstanding:
Basic	6,995,999	7,082,781	7,005,396	7,072,187
Diluted	6,995,999	7,304,323	7,005,396	7,293,538

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Cash Flows

	For the six	For the six
	months ended	months ended
	June 30, 2007	June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,343,648	$13,690,925
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,855,342	7,037,812
Amortization of deferred charges	2,382,303	658,542
Gain (loss) on fair value of marketable securities	(13,135)	9,383
Loss (gain) on fair value of derivative assets	1,013,728	(1,442,499)
Compensation recognized under employee stock plans	16,892	-

Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(3,388,644)	571,674
Increase in inventories	(988,903)	(1,594,357)
Increase in prepaid expenses and other assets	(307,936)	(115,652)
(Decrease) increase in accounts payable	(1,032,297)	713,989
Increase in accrued liabilities	1,538,727	4,404,238
Decrease in accrued interest	(171,420)	(17,930)
(Decrease) increase in deferred income	(811,856)	1,755,310
Increase in other liabilities	51,475	98,222
Payments for special surveys	(2,878,988)	(2,974,409)
Total adjustments	3,265,288	9,104,323
Net cash provided by operating activities	10,608,936	22,795,248

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(19,600,000)	(16,190,000)
Investment in vessel conversions	(6,105,948)	(1,004,165)
Investment in Nordan OBO II Inc.	(347,774)	(13,932,945)
Return of capital from Nordan OBO II Inc.	750,000	1,750,000
Investment in put option contracts	(1,431,780)	-
(Increase) decrease in marketable securities	(103,400)	204,664
Net cash used in investing activities	(26,838,902)	(29,172,446)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(616,630)	(65,345)
Mortgage proceeds	27,000,000	-
Purchase of treasury stock	(3,094,737)	(2,073,836)
Issuance of treasury shares	200,690	75,410
Issuance of common stock, net of issuance costs	-	(130,020)
Payment of unsecured debt	(31,402,960)	(440,490)
Payments of long-term debt	(16,215,934)	(11,863,000)
Net cash used in financing activities	(24,129,571)	(14,497,281)

Net decrease in cash and cash equivalents	(40,359,537)	(20,874,479)
Cash and cash equivalents, beginning of period	78,391,028	60,827,651
Cash and cash equivalents, end of period	$38,031,491	$39,953,172